FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

September 29, 2011

Item 3.

News Release

The news release was disseminated through Canada News Wire on September 29, 2011.

Item 4.

Summary of Material Change

CANALASKA URANIUM OPENS THE TSX AND ANNOUNCES RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Toronto, Canada, September 29th, 2011 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) had the pleasure of opening trading on the Toronto Stock Exchange (“TSX”) market yesterday in recognition of the Company’s graduation to a listing on the TSX.  Peter Dasler commented that “this significant event in the Company’s development was achieved notwithstanding the very difficult uranium market over the past 7 months, and the current global financial uncertainty.  The fundamental demand for uranium to power the world’s fast-growing fleet of nuclear reactors gives our company a bright future, and we are very pleased that this has been recognised by the Toronto Stock Exchange.”

At the Annual General Meeting of Shareholders that was held today, the Company is also pleased to announce the strong support of its shareholders, and that 19.5% of its outstanding shareholders voted to approve all the resolutions that were proposed in the information circular that was mailed to shareholders on August 26th, 2011.

The following directors have been re-appointed:

Peter Dasler

Emil Fung

Hubert Marleau

Jean Luc Roy

Victor Fern

Michael Riley

Thomas Graham, Jr.

Management would once again like to thank the shareholders for their continued support and for taking the time to cast their vote in support of management.

.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of September 2011.